EXHIBIT 99.1

Foremost Clean Energy Receives 3-Year Exploration Permit and Announces Gravity Survey at Turkey Lake Uranium Project, Athabasca Basin, Saskatchewan

Ground-Based Gravity Survey Launching in December to Follow Up on Historic Uranium Intercepts First Defined by Cameco and Denison Mines

VANCOUVER, British Columbia, Dec. 01, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company"), Foremost Clean Energy Ltd. (NASDAQ: FMST) is pleased to announce that the Saskatchewan Ministry of Environment has issued a three-year exploration permit for the Company’s Turkey Lake Uranium Project (“Turkey Lake”), located on the eastern margin of the Athabasca Basin in northern Saskatchewan (see Figure 1). The permit is valid until December 31, 2028, and authorizes up to 75 drill holes, line cutting, trail use, and related exploration activities.

The Company is also pleased to announce a ground-based gravity survey at Turkey Lake is scheduled to commence in December. The gravity survey will refine targeting ahead of an anticipated 2026 drill program, which will follow up on uranium intercepts that were initially identified through historic work by Denison Mines Corp. (“Denison”, NYSE American: DNN, TSX: DML), and Cameco. The survey will be conducted by MWH Geo Survey (“MWH”), a leading geophysical contractor with more than 40 years of experience throughout the Basin.

Foremost’s President and CEO Jason Barnard, President and CEO commented: “We are very pleased to receive a three-year exploration permit for Turkey Lake, which allows Foremost to advance this underexplored project along the eastern Athabasca Basin margin. Historic work by industry leaders like Cameco and Denison has already confirmed unconformity-associated uranium in multiple holes, including 0.16% U₃O₈ over 0.6 metres in TUR-4 and 0.12% U₃O₈ over 0.5 metres in TL-10-13. This foundation of past success, combined with shallow unconformity depths and a largely untested 10-kilometre conductor system, presents a compelling opportunity. Furthermore, the current industry landscape is creating a perfect environment for uranium exploration, where significant new discoveries are not just valuable, but imperative. The gravity survey will refine our understanding of the structural framework as we prepare for a targeted drill program in 2026, positioning us to capitalize on powerful market tailwinds.”

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Figure 1: Turkey Lake Regional Context Map

Gravity Survey Details

The program is anticipated to comprise approximately 1,312-station ground gravity survey collected at 100-metre station intervals on 200-metre line spacing across a priority NE-trending conductive corridor extending beyond the Athabasca Basin margin (see figure 2). The survey is designed to identify gravity lows associated with hydrothermal alteration and map fault-controlled fluid pathways.

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Figure 2: Turkey Lake Compilation Map

Turkey Lake Property Overview

The Turkey Lake Property consists of one mineral claim totaling 9,363 acres (3,789 hectares) situated along the eastern edge of the Athabasca Basin. The project benefits from excellent proximity to key regional infrastructure:

  ~23 km north of the McClean Lake Mill
  ~25 km north of the Eagle Point Mine

Turkey Lake hosts shallow unconformity depths (<50 m) and a conductive, structural corridor which extends beyond the Basin margin with more than 10km of under-tested conductor strike length. The conductors display many flexures, bends, and breaks that can represent locations of dilation making them prime targets for Athabasca-style uranium mineralization.

Historic Uranium Mineralization

Exploration by Gulf Minerals, Cameco and Denison between 1978 and 2010 identified multiple zones of unconformity-associated uranium mineralization at Turkey Lake, including:

  0.16% U₃O₈ over 0.6 m in hole TUR-41, at a vertical depth of ~20 metres
  0.12% U₃O₈ over 0.5 m in hole TL-10-132

Follow-up drilling near TUR-4 also intersected elevated radioactivity within the sandstone column above the unconformity. These results confirm a fertile uranium-bearing fluid system along the Turkey Lake conductive corridor, with significant basement potential remaining largely untested.

Next Steps

The survey results will be integrated with existing electromagnetic, magnetic, and geochemical datasets to enhance the geological model and prioritize drill targets. Gravity data will support final target selection for a projected 2026 drill program, which will focus on testing both unconformity and basement-hosted uranium targets at Turkey Lake.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. . The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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1 Saskatchewan Mineral Assessment File 64L05-0037
2 Saskatchewan Mineral Assessment File 64L12-0077

Photos accompanying this announcement are available at:
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